NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04000846

January 12, 2004

Timothy B. Hansen
Senior Vice President,
General Counsel and Secretary
USEC Inc.
6903 Rockledge Drive
Bethesda, MD 20817-1818

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2004

Re: USEC Inc.
Incoming letter dated November 21, 2003

Dear Mr. Hansen:

This is in response to your letter dated November 21, 2003 concerning the shareholder proposal submitted to USEC by William F. Jebb and Wynona B. Jebb. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 16 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William F. Jebb and Wynona B. Jebb
2545 Ramsgate Terrace
Colorado Springs, CO 80919

USEC
A Global Energy Company

Timothy B. Hansen
Senior Vice President
General Counsel and Secretary

301/564-3327 *phone*
301/564-3205 *fax*

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(2) and
14a-8(i)(6)

November 21, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: USEC Inc. – Omission of Shareholder
<u>Proposal Pursuant to Rule 14a-8</u>

Dear Sir or Madam:

USEC Inc., a Delaware corporation (the "Company"), has received a shareholder proposal (the "Proposal") submitted by William F. Jebb and Wynona B. Jebb (the "Proponents") for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal may properly be omitted from the Proxy Materials. To the extent that the reasons supporting the omission of the Proposal set forth herein are based on matters of law, this letter also constitutes an opinion of counsel, as required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter, and (ii) the Proponents' letter dated June 12, 2003 to the Company's Board of Directors, which includes the Proposal (the "Proponents' Letter"). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

I. Introduction

The Proposal states in pertinent part "[w]here as the excessive compensation paid to top executives is not reflective of the corporate earnings and reduces the stockholder equity. It is recommended to the Board of Directors that the total compensation package be limited to twenty (20) times the average pay of non exempted employees or ten (10) times the average pay of exempted employees which ever is less." The full text of the proposal is included in the Proponents' Letter, a copy of which is enclosed.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because, as discussed below, (i) pursuant to Rule 14a-8(i)(3), the Proposal violates Rule 14a-9 of the Commission's proxy rules, (ii) pursuant to Rule 14a-8(i)(2), the Proposal, if implemented, could cause the Company to breach existing employment contracts in violation of state law to which it is subject, and (iii) to the extent that the Proposal, if implemented, would require the Company to violate state law, the Company lacks the power or authority to implement the Proposal, pursuant to Rule 14a-8(i)(6).

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). Due to the fact that it is vague and indefinite and, thus, misleading, the Proposal violates Rule 14a-9 and may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff has taken the position that proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors of the relevant company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. In General Electric Company (February 5, 2003), the Staff concurred in the omission of a proposal pursuant to Rule 14a-8(i)(3) where the proposal sought to "urge the [B]oard of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." General Electric argued that the proposal was "vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented." General Electric noted that the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented. The Staff concluded that General Electric could omit the proposal from its proxy materials because it was vague and indefinite.

Similarly, in Philadelphia Electric Company (June 1, 1992), the Staff concurred in the omission of a shareholder proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In Occidental Petroleum Corporation (February 11, 1991), a proposal relating to the "buyback" of shares by the company was omitted because it was "unclear what action the Company would be required to take if the proposal were adopted." Thus, the Staff concurred with the company that the proposal could be "misleading because any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal." A similar position was adopted by the Staff in A.H. Belo Corporation (January 29, 1998), where a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." See also General Electric Company (January 23, 2003) (permitting omission of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Commonwealth Energy System (February 27, 1989) (permitting exclusion of a proposal requiring the company to notify shareholders so they could make trustee nominations and include such nominees in the company's proxy materials because "neither shareholders voting on the proposal, nor the [c]ompany, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were implemented"); Gannett Co., Inc. (February 24, 1998) (permitting exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Fuqua Industries, Incorporated (March 12, 1991) (finding that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal"); Corning Incorporated (February 18, 1997); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and Nynex Corporation (January 24, 1990).

The Staff has consistently concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." In Hershey Foods Corporation (December 27, 1988), a shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations." The Staff concurred with Hershey Foods' position that the proposal's use of such terms as "advertising" made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal. The Staff also concurred with Hershey Foods' position that the result of any action ultimately taken by the company in connection with the proposal could be significantly different from the action envisioned by shareholders voting on it. See also Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because the use of certain vague terms made the proposal "misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals"); Fuqua Industries, Incorporated (March 12, 1991) (permitting shareholder proposal to be excluded because terms such as "any major shareholder" "would be subject to differing interpretations").

As in the foregoing precedents, the Proposal uses numerous terms which are subjective and highly ambiguous, such as "excessive compensation," "top executives," "total compensation package" and "average pay." Given that each of these terms is so open-ended and subject to vastly different interpretations, each is effectively rendered meaningless. Specifically, the Proposal requests that "the total compensation package be limited to twenty (20) times the average pay of non exempted employees or ten (10) times the average pay of exempted employees which ever is less," but the proposal contains no definition for the "top executives" to whom it applies, and no guidelines as to significant interpretive questions that arise when analyzing how one determines the "total compensation package" or "average pay." As a result, the Company's shareholders are being asked to approve a Proposal that provides absolutely no guidelines or instructions as to what actions the Company may be expected to take in implementing it.

If the Company were to attempt to implement the Proposal, it would be left with no guidance as to what the Proponents intended the Company to do with respect to establishing a cap on certain executives' compensation. Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it. Among the many uncertainties and ambiguities are the following:

- When the Proposal refers to "top executives," is that term intended to include all executive officers within the meaning of Rule 3b-7 under the Exchange Act, and, if so, what is the intended meaning of the word "top" which modifies the word "executives"? Alternatively, do the Proponents intend the Proposal to apply to the more limited category of executives who constitute "named executive officers" under Item 402 of Regulation S-K? Is the Proposal perhaps restricted to the very top executive officers who make quarterly certifications with respect to the Company, or is it intended to apply to some other category of executives entirely?

- What constitutes the "total compensation package" and how are the constituent elements, once determined, to be valued? Would the Company's annual incentive awards, which are based on pre-established performance goals and targets established by the Compensation Committee of the Board of Directors and granted at the end of the year based on performance against those goals, be included in "total compensation" in the year earned, in the later year when such awards are paid, or, in the case of the restricted stock component of such awards, in the still later year when the restricted stock vests? How would the restricted stock be valued? Would the award of additional restricted stock taken in lieu of cash be valued differently? Would the Board be forced to set goals and target awards such that an award for the highest level of performance would not exceed the compensation cap?

- When and how are stock options to be valued? Options could be valued when granted or when they vest, and could be valued based on the Black-Scholes model, the spread between the exercise price and a closing price, or some other formula. In what year of "total compensation" should they be included? Likewise, should restricted stock units be valued in the year they are first awarded, or not until they are paid out based on achieving performance goals?

- If "top executives" elect to defer certain compensation under certain of the Company's plans permitting deferral, when and how should such deferred compensation be accounted for in calculating "total compensation"?

- Should all benefits be included in "total compensation," and if so, how should such benefits be valued? In particular, benefits such as the Company's Pension Plan and Supplemental Executive Retirement Plan provide for payment to the executive only after his or her retirement. Is any value to be attributed to such benefit in an earlier year to determine adherence to the limitation established by the Proponents, and if so, how is that value to be determined?

- What is the meaning of "average pay" on which the cap is based? Is it the average on an annual basis or over a longer time period? Is the average to include all exempt or non-exempt employees, as the case may be, including those who are not full-time employees? What is the intended distinction between "total compensation package" and "average pay"? Do both terms include the same constituent elements? Does "pay" include benefits? If so, how are those benefits to be valued?

- As discussed further in Section III below, the Proponents fail to provide any guidance as to how existing contractual commitments are to be handled. Do the Proponents intend to cause the Company to breach existing contracts with "top executives" in order to stay within the stated limitations? Do the Proponents intend that the Company renegotiate existing contracts?

If the Proposal were adopted, neither the Company, the Board of Directors nor the shareholders could determine with any degree of certainty how the Proposal was intended to be implemented without answers to these questions. Because of the Proposal's vagueness and indefiniteness, the Company believes that the Proposal is materially misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) Because It May Cause the Company to Breach an Existing Employment Agreement

A. Implementation of the Proposal Could Violate State Law

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal from its proxy statement "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(2) if the proposal could require the breach of outstanding contractual obligations. Due to the fact that implementation of the Proposal could require the Company to breach an existing employment agreement and therefore violate state law, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

In International Business Machines Corporation (February 27, 2000), the Staff allowed IBM to exclude a shareholder proposal under Rule 14a-8(i)(2) where the proposal sought termination and renegotiation of the CEO retirement benefits provided in the CEO's existing employment agreement. In The Gillette Company (March 10, 2003), the Staff concluded that Gillette could exclude a proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) (unless the proposal were revised to state that it applies only to compensation agreements made in the future) because the proposal requested that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based, and this policy would cause Gillette to breach an existing compensation agreement. In Sensar Corporation (May 14, 2001), the Staff permitted omission of a proposal that the company argued would require unilateral modification of the terms of outstanding options, in violation of Nevada law. The Staff concluded that Sensar could exclude the proposal "under rule 14a-8(i)(2) and rule 14a-8(i)(6) because it may cause Sensar to breach its existing contractual obligations." See also Whitman Corporation (February 15, 2000) (permitting omission of a proposal in reliance on Rules 14a-8(i)(2) and 14a-8(i)(6) where the proposal would cause the company to breach an existing contract); Galaxy Foods Company (October 12, 1999) (same); and BankAmerica Corporation (February 24, 1999) (same).

Although the vague and indefinite wording of the Proposal makes it impossible to determine with certainty what the ultimate cap would be, and which executives would be subject to that cap, implementation of the Proposal could cause the Company to breach an existing employment agreement because it would provide limits on compensation not contemplated by this contract.

The Company is a party to an employment agreement, dated as of April 28, 1999, with the Company's CEO, William Timbers (the "Timbers Agreement"). Despite the ambiguities in the Proposal, it seems safe to assume that the Proponents intended the CEO to be included in the term "top executives." The Timbers Agreement provides for a term of five years, but is also subject to an automatic one-year extension unless either party gives six months notice that it does not wish to extend. This notice would have been due by October 28, 2003. Accordingly, the Timbers Agreement will be in effect until at least April 28, 2005, and may be further extended under certain circumstances. The terms of the Timbers Agreement entitle Mr. Timbers to a base salary, certain incentive opportunities, and certain benefits commensurate with his position, none of which are subject to the type of restrictions suggested by the Proposal. If the Proposal were implemented, it could impose a constraint on the potential bonus and incentive awards that the Compensation Committee could establish for Mr. Timbers, contrary to the broad discretion delegated to the Compensation Committee by the terms of the Timbers Agreement. The cap could prevent Mr. Timbers from being entitled to participate in the Company's incentive programs at a level commensurate with his position, as is required by the terms of his employment agreement.

The Timbers Agreement is governed by Delaware law. Under Delaware law, a breach of contract violates state law and may result in monetary damages being awarded to the non-breaching party. See, e.g., Kenyon v. Holbrook Microfilming Service, 155 F.2d 913, 914 (2nd Cir. 1946). The term "'breach,' as applied to contracts, is defined as a failure without legal excuse to perform any promise which forms a whole or a part of a contract." 17A Am. Jur. 2d Contracts § 716. Furthermore, "the standard remedy for breach of contract is based upon the reasonable expectations of the parties ex ante. This principle of expectation damages is measured by the amount of money that would put the promisee in the same position as if the promisor had performed the contract. Expectation damages thus require the breaching promisor to compensate the promisee for the promisee's reasonable expectation of the value of the breached contract, and, hence, what the promisee lost." See, e.g., Duncan v. Theratx, Inc., 775 A.2d 1019, 1022 (Del. 2001).

When an employer and employee are bound by an employment contract, the employer must adhere to its terms absent a legal excuse, and "once employment has begun, the employment contract represents the right of the employee to be paid the wages agreed upon." 27 Am. Jur. 2d Employment Relationship § 53.

Because the terms of the Proposal, if adopted, would impose a constraint on the potential compensation available to Mr. Timbers that is not contemplated by his employment agreement, the Company believes that the Proposal may properly be omitted because its implementation could cause the Company to breach this agreement and therefore violate state law.

B. The Company Would Lack the Power and Authority to Implement the Proposal

The Staff has consistently found that where a proposal, if implemented, would require a company to breach an existing contractual obligation, it is excludable under Rules 14a-8(i)(2) and 14a-8(i)(6), because the company would lack the power and authority to implement the proposal. In The Gillette Company (March 10, 2003), the Staff concluded that "Gillette may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because [the proposal] may cause Gillette to breach an existing compensation agreement." See also Sensar Corporation (May 14, 2001) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Sensar to breach its existing contractual obligations."); and Whitman Corporation (February 15, 2000) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract"). As discussed above, although the vague terms used by the Proposal make it impossible for the Company to determine with certainty what cap would apply to what compensation, the Company is a party to an employment agreement that entitles an executive to salary, bonus and incentive awards that are not limited by the cap proposed by the Proponents. Imposing a limitation, as contemplated by the Proposal, could cause the Company to breach this employment agreement, which constitutes a violation of Delaware law. Accordingly, the Company would lack the power and authority to implement the Proposal if it were approved by the Company's shareholders with respect to this executive.

IV. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials (A) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and therefore misleading in violation of Rule 14a-9, (B) under Rule 14a-8(i)(2) because the Proposal could, if implemented, cause the company to violate state law, and (C) under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal. Should the Staff disagree with the Company's position, or require any additional information, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (301) 564-3327.

Sincerely,

Timothy B. Hansen
Senior Vice President,
General Counsel, and Secretary

Enclosures

cc: William F. Jebb
Wynona B. Jebb

Received
6-18-03
Secretary's Office

USEC June 12, 2003
TWO DEMOCRACY CENTER
6903 ROCKLEDGE DRIVE
BETHESDA, MARYLAND 20817

BOARD OF DIRECTORS

STOCKHOLDER PROPOSAL

REQUEST THE NEXT STOCK HOLDERS MEETING INCLUDE THE FOLLOWING.

WE ARE VERY CONCERNED WITH THE TOTAL COMPENSATION PACKAGE OF OUR TOP EXECUTIVES AND THE LACK OF STOCKHOLDER INPUT TO THE PROCESS. ACCORDINGLY, WE BELIEVE THE FOLLOWING SHOULD BE PLACED BEFORE THE STOCKHOLDERS.

WHERE AS THE EXCESSIVE COMPENSATION PAID TO TOP EXECUTIVES IS NOT REFLECTIVE OF THE CORPORATE EARNINGS AND REDUCES THE STOCKHOLDER EQUITY. IT IS RECOMMENDED TO THE BOARD OF DIRECTORS THAT THE TOTAL COMPENSATION PACKAGE BE LIMITED TO TWENTY (20) TIMES THE AVERAGE PAY OF NON EXEMPTED EMPLOYEES OR TEN (10) TIMES THE AVERAGE PAY OF EXEMPTED EMPLOYEES WHICH EVER IS LESS.

WILLIAM F. JEBB AND WYNONA B. JEBB
2545 RAMSGATE TERRACE
COLORADO SPRINGS, CO. 80919

William F. Jebb
Wynona B. Jebb

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USEC Inc.
Incoming letter dated November 21, 2003

The proposal recommends to the board of directors that the total compensation package to top executives be limited to twenty times the average pay of non-exempted employees or ten times the average pay of exempted employees, whichever is less.

We are unable to conclude that USEC has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that USEC may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that USEC may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that USEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor